Exhibit 1

For Immediate Release

Pointer Telocation Reports Q1 2014 Financial Results

Highlights of the first quarter 2014

•	Revenues of $27 million up 22% year-over-year
•	Gross Margin of 34.8% versus 32.5% in Q1 last year
•	Adjusted EBITDA of $3.9 million up 40% year-over-year
•	Non-GAAP net income of $2.2 million, up 22% year-over-year

Rosh HaAyin, Israel May 14th, 2013 Pointer Telocation Ltd. (Nasdaq CM: PNTR) - a leading developer, manufacturer and operator of Mobile Resource Management (MRM) and roadside assistance services for the automotive industry, announced today its financial results for the first quarter of 2014.

Financial Highlights

Revenues: Pointer's revenues for the first quarter of 2014 increased 22% to $27 million as compared to $22.1 million in the first quarter of 2013.

International activities for the first quarter of 2014 were 31% of total revenues compared to 27% in the same period in 2013.

Revenues from products in the first quarter of 2014 increased 23% to $9.1 million (34% of revenues) compared to $7.4 million (34% of revenues) in the comparable period of 2013.

Pointer’s revenues from services in the first quarter of 2014 increased 22% to $18 million (66% of revenues) compared to $14.7 million (66% of revenues), in the comparable period of 2013.

Gross Profit: In the first quarter of 2014, gross profit was $9.4 million (34.8% of revenues) compared to $7.2 million (32.5% of revenues) in the first quarter of 2013.

Operating Income: Operating income increased 66% to $2.6 million in the first quarter of 2014 compared to $1.5 million in the first quarter of 2013.

Net Income: Pointer recorded net income of $1.5 million or $0.22 per share in the first quarter of 2014 compared to $0.8 million, or $0.14 per share, in the first quarter of 2013.

Non GAAP net income: Pointer recorded non-GAAP net income of $2.2 million in the first quarter of 2014, an increase of 21% as compared to non-GAAP net income of $1.8 million in the first quarter of 2013.

Adjusted EBITDA: Pointer’s adjusted EBITDA for the first quarter of 2014 was $3.9 million, an increase of 40% compared to $2.8 million in the first quarter of 2013.

Management Comment

David Mahlab, Pointer's Chief Executive Officer, commented on the results: “We have had a great start to 2014, showing solid top line growth as well as improvements in profitability across the board. We grew our top line by 22%, while increasing operating income by 66% demonstrating the strong inherent operating leverage built into our business model.”

Continued Mr. Mahlab: “Our services segment, which we provide on a recurring monthly basis, continues to be our strongest revenue source, making up two-thirds of total revenues and provides us with good visibility of revenues for the foreseeable future. Our technology division, developing new MRM technologies and products, continues to see the result of our efforts from entering new markets with new products and technologies.  2014 is shaping up to be a key inflection year for Pointer in which we are reaping the fruits of our strategy and past investments in the business. We also improved our cash position which should enable us to continue to capitalize on additional acquisition opportunities which we are currently considering,” concluded Mr. Mahlab.

Conference Call Information:

Pointer Telocation's management will host a conference call today, at 9:30 Eastern Time, 16:30 Israel time. On the call, management will review and discuss the results.  To listen to the call, please dial in to one of the following teleconferencing numbers. Please begin placing your call a few minutes before the conference call commences.

Dial in numbers are as follows:

From USA: + 1-888-281-1167

From Israel: 03-918-0644

A replay will be available a few hours following the call on the company’s website.

Reconciliation between results on a GAAP and Non-GAAP basis.
Reconciliation between results on a GAAP and Non-GAAP basis is provided in a table immediately following the Condensed Interim Consolidated Statements of Cash Flows.

Pointer uses adjusted EBITDA and non-GAAP net income as  non-GAAP financial performance measurements.

We calculate adjusted EBITDA by adding back to net income, net loss from discontinued operations, financial expenses, taxes, depreciation, the effects of non-cash stock-based compensation expense, amortization and non-cash impairment of goodwill and intangible assets.

We calculate non-GAAP net income by adding back to net income, net loss from discontinued operations, the effects of non-cash stock based compensation expenses, amortization of intangibles related to acquisitions and non-cash tax expenses resulting from timing differences relating to the amortization of acquisition-related intangible assets and goodwill.

The purpose of such adjustments is to give an indication of our performance exclusive of non-GAAP charges that are considered by management to be outside of our core operating results.

Adjusted EBITDA and non-GAAP net income are provided to investors to complement results provided in accordance with GAAP, as management believes the measure helps illustrate underlying operating trends in the Company’s business and uses the measure to establish internal budgets and goals, manage the business and evaluate performance. We believe that these non-GAAP measures help investors to understand our current and future operating cash flow and performance, especially as our acquisitions have resulted in amortization and non-cash items that have had a material impact on our GAAP profits. Adjusted EBITDA and non GAAP net income should not be considered in isolation or as a substitute for comparable measures calculated and should be read in conjunction with our consolidated financial statements prepared in accordance with GAAP. These non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies.

About Pointer Telocation:
Pointer Telocation is a leading provider of technology and services to the automotive and insurance industries, offering a set of services including Road Side Assistance, Stolen Vehicle Recovery and Fleet Management. Pointer has a growing list of customers and products installed in more than 45 countries. Cellocator, a Pointer Products Division, is a leading AVL (Automatic Vehicle Location) solutions provider for stolen vehicle retrieval, fleet management, car & driver safety, public safety, vehicle security and more. The Company's top management and the development center are located in the Afek Industrial Area of Rosh Ha'ayin, Israel.

For more information: http://www.pointer.com

Forward Looking Statements
This press release contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of the Company. The words "believe," "expect," "anticipate," "intend," "seems," "plan," "aim," "should" and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of the Company with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in the markets in which the Company operates and in general economic and business conditions, loss or gain of key customers and unpredictable sales cycles, competitive pressures, market acceptance of new products, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this press release. Various risks and uncertainties may affect the Company and its results of operations, as described in reports filed by the Company with the Securities and Exchange Commission from time to time. The Company does not assume any obligation to update these forward-looking statements.

Contact:

Zvi Fried, V.P. and Chief Financial Officer Tel.; 972-3-572 3111 E-mail: zvif@pointer.com	Ehud Helft, GK Investor & Public Relations Tel: +1 646 201 9246 E-mail: pointer@gkir.com

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	March 31, 2014	December 31, 2013
	Unaudited

ASSETS

Cash and cash equivalents	$13,070	$3,349
Restricted cash	66	81
Trade receivables	21,501	19,793
Other accounts receivable and prepaid expenses	2,494	2,033
Inventories	5,826	6,038

Total current assets	42,957	31,294

LONG-TERM ASSETS:
Long-term accounts receivable	473	546
Severance pay fund	9,275	9,349
Property and equipment, net	13,476	13,975
Other intangible assets, net	2,677	2,936
Goodwill	55,145	55,127

Total long-term assets	81,046	81,933

Total assets	$124,003	$113,227

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	March 31,	December 31,
	2014	2013
	Unaudited
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term bank credit and current maturities of long-term loans	$10,702	$10,643
Trade payables	13,867	14,793
Deferred revenues and customer advances	8,869	7,753
Other accounts payable and accrued expenses	9,185	10,768

Total current liabilities	42,623	43,957

LONG-TERM LIABILITIES:
Long-term loans from banks	17,345	9,301
Long-term loans from others	1,195	1,301
Deferred taxes and other long-term liabilities	6,187	5,712
Accrued severance pay	10,226	10,317

	34,953	26,631
COMMITMENTS AND CONTINGENT LIABILITIES

EQUITY:
Pointer Telocation Ltd's shareholders' equity:
Share capital	10,248	3,878
Additional paid-in capital	136,110	120,996
Accumulated other comprehensive loss from transactions with shareholderd	(11,368)	-
Accumulated other comprehensive income	1,563	1,456
Accumulated deficit	(87,754)	(89,220)

Total Pointer Telocation Ltd's shareholders' equity	48,799	37,110

Non-controlling interest	(2,372)	5,529

Total equity	46,427	42,629

Total liabilities and equity	$124,003	$113,227

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands

	Three months ended March 31,		Year ended December 31,
	2014	2013	2013
	Unaudited

Revenues:
Products	$9,116	$7,422	$34,662
Services	17,899	14,723	63,195

Total revenues	27,015	22,145	97,857

Cost of revenues:
Products	5,396	4,381	20,763
Services	12,209	10,560	45,497
Amortization and impairment of intangible assets		-	-

Total cost of revenues	17,605	14,941	66,260

Gross profit	9,410	7,204	31,597

Operating expenses:
Research and development	858	670	3,244
Selling and marketing	2,691	2,325	10,398
General and administrative	2,957	2,283	10,539
Other general and administrative expenses	-	-	403
Amortization and impairment of intangible assets	337	381	967

Total operating expenses	6,843	5,659	25,551

Operating income	2,567	1,545	6,046
Financial expenses, net	504	338	1,077
Other income (expenses), net	3	6	3,299

Income before taxes on income	2,060	1,213	8,268
Taxes on income	600	164	1,337

Income after taxes on income	1,460	1,049	6,931
Equity in gains (losses) of affiliate	-	112	(340)

Income from continuing operations	1,460	1,161	7,271

Net income	$1,460	$1,161	$7,271

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands

	Three months ended March 31,		Year ended December 31,
	2014	2013	2013
	Unaudited

Profit from continuing operations attributable to:
Equity holders of the parent	1,466	807	6,320
Non-controlling interests	(6)	354	951

	1,460	1,161	7,271

Earnings per share attributable to Pointer Telocation Ltd's shareholders:
Basic net earnings per share	$0.22	$0.14	$1.14

Diluted net earnings per share	$0.21	$0.14	$1.10

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Three months ended March 31,		Year ended December 31,
	2014	2013	2013
	Unaudited

Cash flows from operating activities:

Net income	$1,460	$1,161	$7,271
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation, amortization and impairment	1,280	1,083	4,049
Gain from obtaining control in a subsidiary previously accounted for by the equity method	-	-	(3,299)
Accrued interest and exchange rate changes of debenture and long-term loans	5	(24)	21
Accrued severance pay, net	(13)	(40)	(397)
Gain from sale of property and equipment, net	(66)	(68)	(195)
Equity in losses (gains) of affiliate	-	(112)	(340)
Amortization of stock-based compensation	48	33	374
Decrease in restricted cash	15	5	27
Increase in trade receivables, net	(2,083)	(2,013)	(1,270)
Decrease (increase) in other accounts receivable and prepaid expenses	(561)	(393)	148
Decrease (increase) in inventories	264	(35)	(685)
Deferred income taxes	485	161	1,272
Decrease (increase) in long-term accounts receivable	41	23	(4)
Increase (decrease) in trade payables	(624)	(178)	1,290
Increase (decrease) in other accounts payable and accrued expenses	(354)	1,416	1,449

Net cash provided by operating activities	(103)	1,019	9,711

Cash flows from investing activities:

Purchase of property and equipment	(1,154)	(1,027)	(4,663)
Proceeds from sale of property and equipment	707	670	1,216
Investment and loans/Repayments in affiliate	(7,740)	32	137
Acquisition of subsidiary (a)	-	-	(3,973)

Net cash used in investing activities	(8,187)	(325)	(7,283)

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Three months ended March 31,		Year ended December 31,
	2014	2013	2013
	Unaudited

Cash flows from financing activities:

Receipt of long-term loans from banks	11,437	1,348	7,127
Repayment of long-term loans from banks	(2,206)	(3,175)	(10,137)
Repayment of long-term loans from others	(115)	(3)	-
Proceeds from issuance of shares and exercise of warrants	10,059	-	7
Short-term bank credit, net	(1,201)	(376)	563

Net cash provided by (used in) financing activities	17,974	(2,206)	(2,440)

Effect of exchange rate changes on cash and cash equivalents	37	157	(324)

Increase (decrease) in cash and cash equivalents	9,721	(1,355)	(336)
Cash and cash equivalents at the beginning of the period	3,349	3,685	3,685

Cash and cash equivalents at the end of the period	$13,070	$2,330	$3,349

(a)	Acquisition of subsidiary:
	Working capital (Cash and cash equivalent excluded)	$-	$-	130
	Property and equipment	-	-	2,486
	Other intangible assets	-	-	1,690
	Goodwill	-	-	4,894
	Long term loans from banks and others	-	-	(1,342)
	Investment in subsidiary previously accounted for by the equity method	-	-	(3,885)
		$-	$-	$3,973

(b)	Non-cash investing activity:
	Issuance of shares in respect of acquisition of non-controlling interests in subsidiary	11,385	-	-
		$11,385	$-	$-

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

ADDITIONAL INFORMATION

U.S. dollars in thousands

The following table reconciles the GAAP to non-GAAP operating results:

Non GAAP Net income

	Three months ended March 31,		Year ended December 31,
	2014	2013	2013

GAAP Net income as reported:	$1,460	$1,161	$7,271

Amortization and impairment of intangible assets	337	381	967
Other expenses of termination costs	-	-	403
Profit raise from gaining control in subsidiary previously treated by the equity method	-	-	(3,299)
Stock based compensation expenses	49	33	374
Non-cash tax expenses (income) resulting from timing differences relating to the amortization of acquisition-related intangible assets and goodwill	353	248	1,700

	$2,199	$1,823	$7,416

Adjusted EBITDA

	Three months ended March 31,		Year ended December 31,
	2014	2013	2013

GAAP Net income as reported:	$1,460	$1,161	$7,271

Financial expenses, net	504	338	1,077
Tax on income	600	164	1,337
Profit raise from gaining control in subsidiary previously treated by the equity method	-	-	(3,299)
Stock based compensation expenses	49	33	374
Depreciation, amortization and impairment of goodwill and intangible assets	1,280	1,083	4,049

	$3,893	$2,779	$10,809